Exhibit 99.1

SatixFy Receives NYSE American Notice of Non-compliance with Continued Listing Standards

Rehovot, Israel, December 1, 2023. SatixFy Communications Ltd. (the “Company” or “SatixFy”) (NYSE AMERICAN: SATX), announced today that on November 30, 2023 the Company received written notice from the NYSE American LLC (“NYSE American”) stating that the Company is not in compliance with the continued listing standards, as set forth in Sections 1003(a)(i), 1003(a)(ii) and 1003(a)(iii) of the NYSE American Company Guide (the “Company Guide”).

Generally, Section 1003(a) of the Company Guide requires companies to have a minimum stockholders’ equity of $2,000,000 in 2 of its 3 most recent fiscal years, or requires companies to satisfy either of the following criteria: (1) A total value of market capitalization of at least $50,000,000; or total assets and revenue of $50,000,000 each in its last fiscal year, or in two of its last three fiscal years; and (2) The issuer has at least 1,100,000 shares publicly held, a market value of publicly held shares of at least $15,000,000 and 400 round lot shareholders (the “Alternative Listing Criteria”). The Company does not currently satisfy the Alternative Listing Criteria due to a recent decline in its market capitalization below $50,000,000.

 In order to maintain its listing, the Company must submit a plan of compliance within a 30 day deadline after its receipt of the notice addressing how it intends to regain compliance with the applicable listing standards by May 30, 2025. If the Company’s plan is accepted, the Company may be able to continue its listing, and will be subject to periodic reviews by the NYSE American. If the plan is not accepted, or if it is accepted, but the Company is not in compliance with the continued listing standards by May 30, 2025, or if the Company does not make progress consistent with the plan, the NYSE American will initiate delisting procedures as appropriate. In the interim, the Company’s ordinary shares will continue to be listed on the NYSE American exchange while it attempts to regain compliance with the continued listing standards.

The Company is currently preparing a plan to address the steps it will take to regain compliance with applicable NYSE American listing standards and intends to submit it by the applicable deadline. The Company’s plan will be based in-part on expected upcoming business progress and technological development, including potential positive announcements it expects to make in the near-term of new customers and new orders that it believes should evidence that its valuation should be higher.

About SatixFy

SatixFy develops end-to-end next-generation satellite communications systems, including satellite payloads, user terminals and modems, based on powerful chipsets that it develops in house.

SatixFy’s products include modems that feature Software Defined Radio (SDR) and Fully Electronically Steered Multi Beam Antennas (ESMA) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and multi-beam fully electronically steered antenna arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, high-end communications-on-the-move applications, and more.

SatixFy is headquartered in Rehovot, Israel with additional offices in the UK, US and Bulgaria.

For more information, please refer to www.SatixFy.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to substantial risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors, including, but not limited to, those identified under the section titled “Item 3. Key Information — D. Risk Factors” in our Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the “SEC”) on May 1, 2023 (the “20-F”), and SatixFy’s other filings with the SEC from time to time. These risks and uncertainties include, but are not limited to, the following: the NYSE American may delist the Company’s ordinary shares if it does not accept the Company’s plan to regain compliance with the listing standards, if the Company does not make progress according to that plan or if the plan fails to achieve its intended result; the issuance of the notice of noncompliance by the NYSE American may result in negative publicity and a loss of investor confidence in the Company’s stock and the Company’s share price may decline and/or there may volatility or a lack of trading in the Company’s stock; SatixFy has limited capital currently available and will need to raise additional capital in the future to fund its operations and develop its technology and chips and satellite communications systems; SatixFy may be unable to raise sufficient capital on favorable or acceptable terms, if at all, and make the necessary investments in technology development; the risk that some or all of the expected benefits of the transaction between the Company and MDA Ltd. (“MDA”) will not be achieved; the risks associated with the potential loss of revenue resulting from the sale of SatixFy Space Systems UK Ltd. (“SatixFy Space Systems”) to MDA; the risk that, as a result of the sale of SatixFy Space Systems and the commercial agreements with MDA and its affiliates, SatixFy will be unable to perform its contractual commitments to MDA and its affiliates, which could result in, among other things, limitations on its ability to use or dispose of its intellectual property related to its Prime2 and Sx4000 space grade chips and/or the obligation to repay to MDA significant amounts advanced by MDA; the risk that the transaction with MDA will not give SatixFy a significant competitive advantage or open up its products to broader markets or new customers; the risk that the transaction with MDA will not to lead to increased collaboration between MDA and SatixFy; the risk that the transaction will not represent a strong step forward in the commercialization of SatixFy’s technology or increase SatixFy’s chipset sale into satellite digital payloads and the risk that SatixFy will not expand its ground terminals and chipset offering to the satellite communication markets or will fail to successfully obtain its expected volume of orders in the timeframe it expects, or at all; the risk that Satixfy may not be able to commercialize its products as anticipated and achieve the anticipated benefits for its customers; and SatixFy is an early stage company with a history of losses, has generated less revenues than its prior projections, and has not demonstrated a sustained ability to generate predictable revenues or cash flows and may not generate revenue as expected.

Contacts

Investor Contact:
Kenny Green & Ehud Helft, EK Global IR, satixfy@ekglobal.com

Media Contact:
Helena Itzhak / Aviv Sax Nahamoni, info@satixfy.com